National Health Investors, Inc.

NYSE: NHI

2010

A platform for growth



SAFE HARBOR STATEMENT

These slides accompany an oral presentation by National Health Investors, Inc., which contains forward-looking statements that are based on current expectations, estimates, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. While we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to do so, even if our estimates or assumptions change. In light of these and other uncertainties, the inclusion of a forward-looking statement in this presentation should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements. Factors which could cause our actual results to be materially different from those expressed in or implied by the forward-looking statements we make are set forth under the caption “Risk Factors” in our Annual Report on Form 10-K, and in our other reports filed with the Securities and Exchange Commission. In this presentation we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.



INVESTMENT HIGHLIGHTS

- Strong diversified portfolio
- Focus on need driven senior housing properties
- Attractive investment opportunities in the marketplace
- Low leverage balance sheet
- Solid dividend



GEOGRAPHIC DIVERSIFICATION June 30, 2010



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PORTFOLIO BY INVESTMENT TYPE *(Revenue)*

Quarter Ended June 30, 2010



Independent Living, 2.39%
MOB, 2.13%
Transitional Rehab., 0.17%
Acute Care, 3.65%
Acute Psychiatric, 2.42 %
Assisted Living, 19.40%
Skilled Nursing, 69.84%

Quarter Ended June 30, 2009



Acute Care, 4.78%
Independent Living, 3.09%
MOB, 2.78%
Dev. Disabled, 0.63%
Skilled Nursing, 75.78%
Assisted Living, 12.94%



TENANT CONCENTRATION *(by Revenue)*

- **Well diversified tenant mix with both public and privately-held companies**
- **Of the 86 health care properties leased to operators, 41 are leased to National HealthCare Corporation ("NHC"), a publicly-held company and our largest customer.**

Quarter Ended June 30, 2010



Community Health Systems, Inc. (CYH), 4.79%
Emeritus Senior Living (ESC), 9.12%
Sun Healthcare Group, Inc. (SUNH), 2.07%
Sunrise Senior Living, Inc. (SRZ), 1.73%
National HealthCare Corp. (NHC), 45.10%
Non-public, 37.19%

Year Ended June 30, 2009



Sun Healthcare Group, Inc. (SUNH), 2.73%
Sunrise Senior Living, Inc. (SRZ), 2.34%
Community Health Systems, Inc. (CYH), 6.46%
Non-public, 28.17%
National HealthCare Corp. (NHC), 60.30%



LARGEST TENANT - NHC

- Strongest Balance Sheet in the Senior-Housing public company operating space

- National HealthCare Corporation ("NHC"), a publicly-held company, founded in 1971, provides services to 76 long-term health care centers with 9,772 beds. NHC's affiliates also operate 32 homecare programs, seven independent living centers and 23 assisted living communities. NHC's other services include Alzheimer's units, long-term care pharmacies, hospice, a rehabilitation services company, and providing management and accounting services to third parties.

	12/31/2009	12/31/2008
Revenue	$ 668.2	$ 633.2
EBITDA	93.8	78.9
Cash and cash equivalents	39.0	49.0
Restricted cash	96.9	119.4
Marketable securities	71.3	54.7
Restricted marketable securities	19.4	1.5
Equity	525.8	480.8
Debt/Total Book Capitalization	1.87%	11.18%



INVESTMENT STRATEGY

- **Primarily invest in senior housing real estate operated by top-tier regional operators**
- **Prioritize direct referrals and growth with existing tenants over brokered deals**
- **Diversify the portfolio with private pay senior housing facilities with a higher priority given to Assisted Living and newer Skilled Nursing Facilities with high potential to attract private pay and Medicare patients**
- **Consider other investment opportunities (i.e. 2nd Mortgage Lending, Construction lending w/ purchase option)**



ACQUISITIONS JUNE 2009 THROUGH June 2010

Investment Type	Asset Class	Total Investment	Weighted Average Initial Yield	Average Maturity
Lease-back	SNF	$122,550,000	9.59%	2021
Lease-back	AL/ALZ	$61,150,000	9.58%	2025
Construction Loan	TRC[1]	$13,870,000	10.00%	2015
Lease-back	APH[2]	$12,500,000	12.00%	2025
2nd Mortgage	SNF	$5,000,000	14.00%	2015
Mortgage	AL	$3,900,000	9.64%[3]	2018
2nd Mortgage	AL/SNF	$850,000	12.00%	2014
		$219,820,000	9.86%	2022

[1] Transitional Rehabilitation Center

[2] Acute Psychiatric Hospital

[3] $5m mortgage purchased at a $1.1m discount; stated borrower rate is 7.47%, initial cash yield is 9.64%, yield at maturity is 12.37%



NHI CAPITALIZATION & LIQUIDITY *(millions)*

	Q2 2010	Q1 2010	2009	2008	2007
Debt and Equity					
Borrowings under revolving credit facility	$ 43.8	$ 33.9	$ -	$ -	$ -
Long-Term Debt	-	-	-	4.0	9.5
Equity	438.5	436.8	434.6	429.6	446.1
Total Book Capitalization	$ 482.3	$ 470.7	$ 434.6	$ 433.6	$ 455.6
Debt/Total Book Capitalization	9.1%	7.2%	0.0%	0.9%	2.1%
Cash and Securities					
Cash and cash equivalents	$ 11.7	$ 4.4	$ 45.7	$ 100.2	$ 75.4
Marketable securities	19.8	21.6	21.3	26.6	55.8
LTC preferred stock	38.1	38.1	38.1	38.1	38.1
Total Cash and Securities	$ 69.6	$ 64.1	$ 105.1	$ 164.9	$ 169.3

FINANCIAL HIGHLIGHTS

(000's except per share)

	Q2 2010	Q1 2010	2009	2008	2007
Revenues	$ 19,248	$ 20,449	$ 64,221	$ 58,005	$ 57,506
Expenses	4,580	7,189	15,103	12,913	18,637
Other Income and Expenses[1]	4,521	2,683	15,111	12,418	57,566
Net Income	$ 19,189	$ 15,943	$ 64,229	$ 57,510	$ 96,435
FFO per share - Basic	$ 0.72	$ 0.67	$ 2.63	$ 2.35	$ 3.43
Dividend per share	$ 0.58	$ 0.58	$ 2.30 [3]	$ 2.34 [3][4]	$ 2.85 [3]
Dividend payout ratio[2]	79.9%	85.8%	87.5%	99.6%	83.1%

(1) Includes non-operating income and expense, discontinued operations and loan and realty loss recoveries

(2) Dividend per share divided by FFO per share-basic

(3) Includes special dividends of $.10, $.85, $.14 and $.45, per share declared in 2009, 2008, 2007 and 2006, respectively

(4)Excludes an $.08 per common share 'spillover' dividend declared in 2008 for 2007



GOALS

- Continue to aggressively manage our existing portfolio
- Invest in primarily owned real estate assets and opportunistic mortgage investments
- Raise capital by evaluating all options with the best short term and long term benefit (i.e. bank debt, convertible debt, straight debt and HUD-Financing).
- Continue to enhance public exposure and disclosure



FFO RECONCILIATION

(000's except per share)

	Q2 2010	Q1 2010	2009	2008	2007
Net income	$ 19,189	$ 15,943	$ 64,229	$ 57,510	$ 96,435
Real estate depreciation	2,654	2,461	7,373	6,667	6,877
Real estate depreciation in discontinued operations	29	-	992	1,030	4,780
Gain on partial land sale – continuing operations	-	-	-	-	(42)
Net gain on sale of real estate	(2,004)	-	-	-	(13,138)
Funds from operations	$ 19,868	$ 18,404	$ 72,594	$ 65,207	$ 94,912
Basic funds from operations per share	$ 0.72	$ 0.67	$ 2.63	$ 2.35	$ 3.43
Shares for basic funds from operations per share	27,665,629	27,632,376	27,586,338	27,706,106	27,703,464



National Health Investors, Inc.

NYSE: NHI

2010

A platform for growth

